December 6, 2006

Scott Anderegg, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Diet Coffee, Inc.
Registration Statement on Form SB-2
Filed September 8, 2006
File No. 333-137210

Dear Mr. Anderegg:

This firm represents Diet Coffee, Inc. (the “Company”) in the above-referenced matter. Enclosed for filing is the Company’s amended Registration Statement on Form SB-2. Below please find our responses to your October 4, 2006 comment letter:

Registration Cover Page

1.
We note that you have not marked the box indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415. However, from a description of the offering, it appears that you are offering the securities on a delayed or continuous basis. Please revise your registration statement cover page or advise us why you believe that this is not an offering under Rule 415.

Response
We have revised the registration statement in accordance with the Staff’s comment to check the Rule 415 box on the facing page of the registration statement.

Summary, page 6

2.
We note that the number of shares of common stock outstanding and the number of shares of common stock issuable upon the exercise of common stock purchase warrants offered by selling shareholders exceed the number of outstanding shares and warrants disclosed in your financial statements. Please tell us what the differences represent.

Response
We have revised our financial statements in accordance with the Staff’s comment to fix the number of outstanding shares and warrants disclosed in our financial statements.

Diet Coffee, Inc.
December 6, 2006

3.
We note your disclosure, both here and throughout your prospectus, that your website address is www.slimcoffee.com. It appears, however, that you also maintain a website at www.dietcoffee.net. Please revise to include this website address or advise.

Response
We have revised the registration statement in accordance with the Staff’s comment to include all websites and domain names maintained by the Company.

Risk Factors, page 7

4.
In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

	•	We may be unable to manage our growth..., page 7;
	•	Adverse publicity associated with our products, ingredients..., page 9;
	•	We may be subject to product liability claims for our products, page 10;
	•	Our future acquisitions, if any, and new products may not be successful..., page 11; and
	•	Any material increase in the cost of the raw materials used to manufacture..., page 11.

Please note these are examples only. Please review your entire risk factor section and revise as necessary.

Response
We have revised the registration statement in accordance with the Staff’s comment to eliminate these generic risks.

5.	Please add a risk factor indicating that your auditors have raised substantial doubt as to your ability to continue as a going concern.

Response
We have revised the registration statement in accordance with the Staff’s comment to include a risk factor indicating that our auditors have raised substantial doubt as to our ability to continue as a going concern.

6.
Please revise your risk factor headings to concisely state the specific material risk to your company or investors and the consequences should that risk factor occur. Please avoid simply referring to a fact about your company or a future event in your headings. Further, stating that the risk may adversely or negatively affect your financial condition or results of operations does not adequately address the potential consequences.

Diet Coffee, Inc.
December 6, 2006

Response
We have revised the registration statement in accordance with the Staff’s comment to eliminate these generic risks.

Due to the high level of competition..., page 8

7.
It appears that you have two risk factors describing essentially the same risk, this risk factor and the one that immediately follows. Please note that each risk factor should discuss a separate, material risk. Accordingly, please revise to distinguish these two risk factors, or combine them, making sure to eliminate any duplicative disclosure.

Response
We have revised the registration statement in accordance with the Staff’s comment to eliminate duplicative disclosure.

8.
We note that you have named “Weight Watchers,” “Jenny Craig,” “General Nutrition Centers,” “Wal-Mart” and “retail pharmacies” as your competitors. Given that you are still a development stage company, please justify your contention that you compete with these companies or delete.

Response
We have revised the registration statement in accordance with the Staff’s comment to delete this reference.

Market for Common Equity and Related Stockholder Matters, page 14

9.	Please provide the full disclosure required by Item 201(a)(2) of Regulation S-B.

Response
We have revised the registration statement in accordance with the Staff’s comment to include the number of shares issuable upon exercise of the common stock purchase warrants.

Management’s Discussion and Analysis or Plan of Operation, page 14 Overview, page 15

10.
Please revise to discuss your financing activities in more detail. In doing so, please discuss the initial financing transactions with founders and the various private placement transactions, the subscriptions received and proceeds received as reflected in your financial statements.

Diet Coffee, Inc.
December 6, 2006

Response
We have revised the registration statement in accordance with the Staff’s comment.

11.
Please include a discussion of how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months. Please also include a reasonably detailed discussion of your ability to continue in existence as a going concern and your ability or inability to generate sufficient cash to support your operations during the next twelve months. Please refer to Item 303(a)(l)(i) of Regulation S-B and Section 607.02 of Codification of Financial Reporting Policies.

Response
We have revised the registration statement in accordance with the Staff’s comment.

Plan of Operations and Financing Needs, page 15

12.
Given that you are currently in the development stage, please disclose the events or milestones that you will need to accomplish in order to implement your business plan in the next twelve months. In this regard, your disclosure should fully describe each event or• milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the time frame for achieving each event or milestone.

Response
We have revised the registration statement in accordance with the Staff’s comments to include a description of the milestones the Company needs to accomplish in the next twelve months.

Revenue Recognition, page 17

13.
Please provide a quantitative analysis of each of your critical accounting estimates and an analysis of the variability that is reasonably likely to result from changes in estimates and assumptions in the future. Please refer to SEC Release No- 33-8350.

Response
We have revised the registration statement in accordance with the Staff’s comment.

14.	We note that you recognize revenues in the period services are provided. Please tell us the nature of the services you provide and the amount of revenues from services recognized.

Response
The Company historically has not performed any services nor does it anticipate performing services in the future. As a result, we have revised the financial statements and disclosures as necessary to eliminate any references to “services.”

Diet Coffee, Inc.
December 6, 2006

15.
Please clarify whether you recognize estimated sales returns and allowances in the same period the related revenue is recognized. In addition, please tell us your right of return policies and your basis for making a reasonable estimate of future sales returns and allowances given your limited historical experience. Please also tell us the amount of estimated sales returns recognized as a reduction of sales and cost of sales during the period presented. Further, please tell us when you recognize estimated rebates, cooperative advertising allowances and other sales incentives, how you determine their classification as either a reduction of sales or an increase in selling, general and administrative expenses and the amounts of rebates, cooperative advertising allowances and other incentives classified as a reduction of sales and as an increase to selling, general and administrative expenses. Finally, please clarify your disclosure regarding rebates, allowances and other sales incentives that are charged to selling, general and administrative expenses.

Response
We have revised the registration statement in accordance with the Staff’s comment.

Business, page 18

16.
Please expand your disclosure to more specifically describe your Slim Coffee product line and your distribution methods. For example, please briefly describe the different types of coffee products that you sell and explain how they are distributed. Further, we note that you cite statistics from the Specialty Coffee Association of America under “Industry Overview.” Please describe why your coffee can be described as a “gourmet” or “premium” coffee, as defined by the Specialty Coffee Association of America’s website.

Response
We have revised the registration statement in accordance with the Staff’s comment to expand the disclosure regarding the Company’s Slim Coffee product line and eliminate any reference to specialty coffee and any statistics from the Specialty Coffee Association of America.

Features arid Benefits of Diet Coffee’s Products, page 18

17.
Please provide support for the qualitative statements concerning your products contained in your prospectus. For example, please disclose the bases for your assertions that Hoodia Gordonii “[a]cts as an appetite suppressor...,” Chromium Picolinate “[works to increase the efficiency of sugar to optimal levels,” Green Tea extract “[h]as been shown to facilitate weight loss by effecting glucose levels,” etc. In this regard, please disclose whether this information is based upon management’s belief industry data, reports/articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source(s) and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Diet Coffee, Inc.
December 6, 2006

Response
We have revised the registration statement in accordance with the Staff’s comment.

Suppliers, page 19

18.
Please revise your disclosure to discuss the sources and availability of raw materials and provide the names of your principal suppliers. Further, please disclose the material terms of any material contracts with your principal suppliers or manufacturers. Also, if written, please file the material contracts as exhibits. Please refer to Items 101(b)(5) and 601 (b)(10) of Regulation S-B.

Response
We have revised the registration statement in accordance with the Staff’s comment

Industry Overview, page 19

19.
We note your references to the Specialty Coffee Association of America. It appears you are referring to studies or reports published by the Specialty Coffee Association of America. Please provide copies of these studies to us, appropriately marked and dated. Further, we also note that you cite 2003 statistics for the specialty coffee industry and 2004 statistics for the U.S. weight loss market. Please update your statistical disclosure, if available.

Response
We have revised the registration statement in accordance with the Staff’s comment and deleted all references to the Specialty Coffee Association of America.

Sales and Marketing, page 19

20.
Please expand your disclosure under “Infomercials” to disclose whether you have broadcasted any infomercials on television to date. If not, please describe when you expect to implement your infomercials. Also, please expand your disclosure under “Print and Catalog Advertising” to clearly indicate whether you intend to market through specialty publications such as Food and Wine, Bon Appetit, etc. If not, please remove your references to these publications. Further, please expand your disclosure under “Retail” to discuss the reasons why you “[e]xpect to have a comprehensive network of major retailers selling your products.”

Response
We have revised the registration statement in accordance with the Staff’s comment and expanded our disclosure under “Infomercials” and “Print and Catalog Advertising”.

Diet Coffee, Inc.
December 6, 2006

Intellectual Property, page 20

21.
Please disclose the dates you filed applications with the U.S. Patent arid Trademark Office for “Slim Coffee” and “Diet Coffee.” Further, please disclose the duration of your trademark “Coffee Slim,” which was granted to you in Mexico. See Item l01(b)(7) of Regulation. S-B.

Response
We have revised the registration statement in accordance with the Staff’s comment and disclosed the dates

22.	Please disclose the domain names for which you have obtained the rights and the body or authority from which you obtained the rights.

Response
We have revised the registration statement in accordance with the Staff’s comment and disclosed all of the Company’s domain names.

Competition, page 20

23.	Please disclose your methods of competition. See Item 101 (b)(4) of Regulation S-B.

Response
We have revised the registration statement in accordance with the Staff’s comments to disclose the Company’s methods of competition.

Government Regulation, page 20

24.
Please clearly disclose the extent to which your dietary coffee products are regulated by the U.S. Food and Drug Administration. Please further expand your disclosure to specifically disclose the applicability or impact of the Dietary Supplement Health arid Education Act on your dietary coffee products.

Response
We have revised the registration statement in accordance with the Staff’s comment.

Employees, page 22

25.	Please disclose the number of your employees that work full-time. See Item l0l (b)(12) of Regulation S-B.

Diet Coffee, Inc.
December 6, 2006

Response
We have revised the registration statement in accordance with the Staff’s comment and disclosed the number of employees that work full-time.

Directors and Executive Officers, page 22

26.	Please expand the table to include all of the positions held by David Stocknoff. See Item 401(a)(2) of Regulation S-B

Response
We have revised the registration statement in accordance with the Staff’s comment to include all positions held by David Stocknoff.

27.
Please revise to describe the business experience of each director and executive officer for the past five years, which would include their executive positions with you. Please also disclose each director’s term of office as a director and the period during which the director has served. Please refer to Items 401(a)(3) and (4) of Regulation S-B.

Response
We have revised the registration statement in accordance with the Staff’s comment update the bios of the executive officers.

Certain Relationships and Related Transactions, page 24

28.	Please refer to the definition of “promoter” in Rule 405 of Regulation C and provide the disclosure required by Item 404(d) of Regulation S-B, as applicable.

Response
We have revised the registration statement in accordance with the Staff’s comment to provide disclosure regarding the founders of the Company.

Security Ownership of Certain Beneficial Owners and Management, page 24

29
We refer you to footnote 1. Other than David Stocknoff and David Attarian, who serve as your officers and directors, we are unclear why Avraham Ovadia and Sale-A-Vision use your address. Please revise or advise.

Response
We have revised the registration statement in accordance with the Staff’s comment to correct the address.

Description of Securities to be Registered, page 25

30.	Please describe any provision in your charter or by-laws that would delay, defer or prevent a change of control. Please refer to Item 202(a)(4) of Regulation S-B.

Diet Coffee, Inc.
December 6, 2006

Response
We have verified that the Company does not have any provision in its charter or by-laws that would delay, defer or prevent a change of control.

Plan of Distribution, page 25

31.
We note your disclosure that the selling stockholders include “[d]onees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.” Please disclose how you propose to reflect any changes in selling stockholders.

Response
We have revised the registration statement in accordance with the Staff’s comment to state how the Company proposes to reflect any changes in selling stockholders.

Selling Stockholders, page 26

32.
We note your disclosure that following the selling stockholders table, you have provided a description of “[e]ach selling stockholder’s relationship to {y] our Company and how each selling stockholder acquired the shares. . ..“ It appears, however, that this information has not been included in your disclosure. Accordingly, please revise to include the disclosure or advise.

Response
We have revised the registration statement in accordance with the Staff’s comment to provide a description of how each selling stockholder acquired their shares.

33.
Please identify all selling stockholders who are registered broker-dealers or affiliates of broker-dealers. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

Response
We have verified that none of the selling stockholders are registered broker-dealers or affiliates of broker-dealers.

34.	For each selling stockholder that is an affiliate of a broker-dealer, please disclose, if true, that:

	•	the seller purchased the securities to be resold in the ordinary course of business; and
	•	at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

Diet Coffee, Inc.
December 6, 2006

Alternatively, please disclose that the stockholder is an underwriter. We may have additional comments upon review of your response.

Response
We have verified that none of the selling stockholders are registered broker-dealers or affiliates of broker-dealers.

Financial Statements, page F-1

Balance Sheets, page F-3

35.
We note your disclosure on page 20 that you acquired the right to use the Coffee Slim trademark. Please tell us when you acquired the right, its purchase price and how you accounted for the acquired right.

Response
Based on information provided by Management, the Company entered into an Agreement by and among MERKACOM, INC. and the Company, dated September 10, 2006, whereby the Company obtained the right to use the Coffee Slim trademark and a pledge by the manufacturer not to supply the products to any other company. The agreement also established product pricing and payment terms. The Company is not required to make a payment for the intangibles obtained through the agreement and has not accounted for them as an asset on its balance sheet.

Statement of Operations (Development Stage), page F-4

36.
The title indicates that you are a development stage enterprise. However, we note that your financial statements are not presented in accordance with SFAS No. 7. Please provide us with your evaluation as to why you are not a development stage enterprise and should not present the additional disclosures required by paragraphs 11 and 12 of SFAS No. 7. In addition, please revise the title as applicable. In that regard, we note the title differs from the index on page F-1.

Response
We have revised the financial statements and disclosures in accordance with the Staff’s comments to present the Company as a development stage enterprise.

Statement of Stockholders’ Equity, page F-5

37.
In regards to common stock to be issued, please tell us whether the investors have the right to cancel their subscriptions and have the consideration refunded. If so, please tell us your basis for reflecting the subscription proceeds as equity as opposed to a liability. Please also tell us whether the subscription agreements are legally binding agreements with reference to the pertinent terms contained in the subscription agreements. In addition, please tell us your basis in GAAP citing relevant authoritative literature that supports recognition of subscriptions receivable prior to issuance of shares. Finally, please file the form of the stock subscription agreements as an exhibit to the filing.

Diet Coffee, Inc.
December 6, 2006

Response
The private placement offering does not include any provision which allows the investor the right to cancel their subscription. We have revised the registration statement in accordance with the Staff’s comment and included the subscription agreement as an exhibit to the registration statement.

Notes to Financial Statements, page F-7

Note A— Summary of Accounting Policies, page F-7

38.
Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling and general expenses line item. Please tell us whether you include purchasing and receiving costs, inspection costs, warehousing costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose the line items that these excluded costs are included in and the amounts included in each line item.

Response
We have revised the financial statements disclosure policies in accordance with the Staff’s comment.

Inventories, page F-8

39.	Please disclose the costs that are capitalized in inventories.

Response
We have revised the financial statements disclosure policies in accordance with the Staff’s comment.

Stock-Based Compensation, page F-9

40.
SFAS No. 148 and SPAS No. 123 have been superseded by SFAS No. 123(R). As a small business issuer, you are required to prepare financial statements in accordance with SFAS No. 123(R) beginning with the first interim or annual reporting period of your first fiscal year beginning on or after December 15, 2005. As you have not disclosed otherwise, we assume that you have adopted a calendar year ending on December 31 as your fiscal year. If so, please revise your disclosure to address SFAS No. 123(R) as opposed to APB 15 and the FSAB statements superseded by SFAS No. 123(R). If not, please revise to disclose the issuance and a brief description of SFAS No. 123(R), the date adoption is required and the date you plan to adopt the statement. In addition, if you have adopted a fiscal year other than a calendar year ending December 31 please disclose your fiscal accounting period in “Business and Basis of Presentation” on page F-7.

Diet Coffee, Inc.
December 6, 2006

Response
We have revised the financial statements disclosure policies in accordance with the Staff’s comment.

New Accounting Pronouncements, page F-10

41.
FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 or December 31, 2005 for calendar year enterprises. Please revise your disclosure accordingly if you have adopted a calendar year ending on December 31 as your fiscal year.

Response
We have revised the financial statements disclosure policies in accordance with the Staff’s comment.

Note B — Stockholders’ Equity, page F-10 Common Stock, page F-10

42.
Based on your balance sheet presentation it appears that you bad not issued the shares of common stock and warrants referred to in the third paragraph at the end of the period Rather, it appears that you had received subscriptions and recognized subscriptions receivable. If true, please disclose that the shares of common stock were not issued at the end of the period and are reflected as common stock to be issued, the amount of subscription proceeds received and the amount of subscriptions receivable. In doing so, please refer to our comment above regarding subscriptions receivable. In addition, please tell us why the net proceeds differ from the proceeds aggregate disclosed in “Recent Sales of Unregistered Securities” on page II-1. If the difference is attributable to offering expenses, please disclose the amount of offering expenses charged against the gross proceeds of the offerings.

Response
We have expanded the financial statement disclosure related to the common stock issuances in accordance with the Staff’s comments.

Note E — Stock Options and Warrants, page F-l2

43.
Please tell us whether outstanding warrants represent the warrants disclosed in Note B. If so, please tell us why it is appropriate to reflect the warrants as outstanding securities at the end of the period. Please also tell us why you recognized an expense and a corresponding liability at the end of period and what the expense represents. In addition, please tell us in detail how you are accounting for the warrants. In doing so, please tell us:

Diet Coffee, Inc.
December 6, 2006

•
what consideration you gave to allocating the proceeds to the common stock and. warrants based on the relative fair value of the two securities at the time of issuance in accordance with the guidance in APB 14;

•	your basis for classifying the warrants as a liability with reference to the guidance in EJTF 00-19; and
•	how you determine the expected volatility of your stock price and the fair value of your common stock used in estimating the fair value of the warrants.

Finally, please file the warrant agreement(s) as an exhibit to the filing.

Response
As of June 30, 2006, the warrants outstanding of 3,738,000 are related to Note B. As of June 30, 2006, the Company sold 3,738,000 shares of its common stock and received substantially all funds related to the issuances. As a result, the Company has reported the related warrants as outstanding. The Company believes its policy of accounting for and disclosing its common stock and warrants is reasonable and in accordance with U.S. generally accepted accounting principles. The warrants issued relate to common stock issuances and not to any debt issuance. Accordingly, we believe APB 14 is not applicable. In accordance with the stock subscription agreements, the Company agreed that it will file a mandatory registration statement covering the resale of the securities as soon as practicable, but in any event within 90 days from the final closing date of the offering. Management estimated expected volatility of the Company’s common stock used in estimating the fair value of the warrants was based on the following criteria (i) the Company is not currently listed or traded on any exchange (ii)the number of shares held by non-insiders is limited and (iii) the expected time from warrant issuance to a publicly traded security (common stock) on an organized exchange with a reasonable volume level could approach, equal or exceed the term of the issued warrants (2 years).

We have revised the registration statement in accordance with the Staff’s comment to include the warrant as an exhibit to the SB-2.

Note H— Going Concern Matters, page F-13

44.	Please disclose the efforts you are taking to improve operations and cash flows referred to in the third paragraph.

Response
We have revised the financial statements in accordance with the Staff’s comments.

Recent Sales of Unregistered Securities, page II-1

Diet Coffee, Inc.
December 6, 2006

45.
As you were incorporated on December 19, 2005, and as this is your initial public offering, it would appear that all of your outstanding shares of common and preferred stock, as well as all outstanding warrants, were sold within the past three years without registering the securities under the Securities Act. Please revise to include all sales of unregistered securities since inception or advise.

Response
We have revised the registration statement in accordance with the Staff’s comment to include all shares issued to the founders of the Company.

46.	Please expand your disclosure in the third paragraph of this section to clarify the composition of each unit sold in that transaction.

Response
We have revised the registration statement in accordance with the Staff’s comment to clarify the composition of each unit sold in the July 7 transaction.

Prospectus Back Cover

47.	Please revise the outside back cover page of your prospectus to include the dealer prospectus delivery obligation disclosure language in accordance with Item 502(b) of Regulation S-B.

Response
We have revised the registration statement in accordance with the Staff’s comment to include the dealer prospectus delivery obligation disclosure language.

Undertakings, page II-2

48.
Please revise to include the undertakings required by Item 512(g) of Regulation S-B. See SEC Release 33-8591 (July 19, 2005) and Securities Offering Reform Transition Questions and Answers located on our website at www.sec.gov.

Response
We have revised the registration statement in accordance with the Staff’s comment to include such undertakings.

Exhibit 5.1

49.	Please revise the legality opinion to state that the opinion is based on the laws of the State of Delaware.

Diet Coffee, Inc.
December 6, 2006

Response
We have revised Exhibit 5.1 to state that the opinion is based on the laws of the State of Delaware.

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/Yoel Goldfeder
Yoel Goldfeder